UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Intermec, Inc.
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(Name of Issuer)

Common Stock ($0.01 par value)
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(Title of Class of Securities)

458786100
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(CUSIP Number)

Scott Renwick
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601
312-661-4600
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2010
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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 2 of 5

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only).
Unitrin, Inc.
95-4255452
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 12,068,760
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 12,068,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,068,760
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11)
19.5% (1)
14.	Type of Reporting Person (See Instructions)
HC, CO

(1) Based on 61,776,580 shares of Common Stock outstanding as of April 23, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 28, 2010.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 3 of 5

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only).
Trinity Universal Insurance Company
75-0620550
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 12,068,760
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 12,068,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,068,760
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11)
19.5% (1)
14.	Type of Reporting Person (See Instructions)
IC, CO

(1) Based on 61,776,580 shares of Common Stock outstanding as of April 23, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 28, 2010.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 4 of 5

Amendment No. 10 to Schedule 13D

This Amendment No. 10 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. (“Unitrin”), Trinity Universal Insurance Company (“Trinity”) and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, Amendment No. 6, dated July 9, 2002, Amendment No. 7, dated July 29, 2002, Amendment No. 8, dated March 28, 2003, and Amendment No. 9, dated June 10, 2010  (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 10, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Trinity sold 589,004 shares of Common Stock in open market transactions pursuant to the Plan from June 10, 2010, the date of Amendment No. 9 (the most recently filed amendment to the Schedule 13D), through July 21, 2010. The 12,068,760 shares of Common Stock beneficially owned by the filing persons as of July 21, 2010 represent approximately 19.5% of the shares of Common Stock outstanding as of April 23, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 28, 2010.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As indicated on the cover pages, as of July 21, 2010, Unitrin and Trinity each beneficially own 12,068,760 shares of Common Stock over which they share voting and dispositive powers, which represent approximately 19.5% of the Common Stock outstanding as of April 23, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 28, 2010.  Trinity sold 589,004 shares of Common Stock in open market transactions pursuant to the Plan from June 10, 2010, the date of Amendment No. 9 (the most recently filed amendment to the Schedule 13D), through July 21, 2010. The following is a listing of these sales:

Transaction Date	Number of Shares Sold	Price per Share ($)*
06/25/10	125,104	10.7162
06/28/10	31,600	10.5174
06/29/10	39,900	10.1185
06/30/10	59,300	10.3164
07/01/10	22,900	10.0681
07/02/10	1,000	10.0080
07/06/10	7,100	10.0504
07/07/10	26,300	10.1326
07/08/10	31,600	10.3850
07/09/10	13,200	10.5830
07/12/10	17,700	10.5236
07/13/10	19,200	10.7682
07/14/10	54,300	10.5534
07/15/10	52,200	10.2665
07/16/10	32,300	10.1083
07/19/10	16,300	10.1113
07/20/10	20,000	10.2298
07/21/10	19,000	10.3081

*
Represents the weighted average sale price per share of the shares sold on the dates specified.  All sales were reported on Form 4 reports filed pursuant to Section 16 of the Securities Exchange Act of 1934.  The Form 4 reports contain additional detail on the sale prices of the shares sold on each date.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 5 of 5

Eric J. Draut, Director, Executive Vice President and Chief Financial Officer of Unitrin, is a member of the Issuer’s Board of Directors. As disclosed on his Form 4 report filed on July 2, 2010, Mr. Draut is beneficial owner of 3,994 shares of Common Stock.  To the best knowledge and belief of the filing persons, Mr. Draut also holds options to acquire 19,143 shares of Common Stock that are currently or will be exercisable within 60 days of June 10, 2010, 7,046 deferred stock units and 15,425 restricted deferred stock units, of which 8,099 were vested as of June 10, 2010.  As disclosed on his Form 4 report filed on May 28, 2010, Mr. Draut acquired on May 26, 2010 options to purchase 4,040 shares of Common Stock and 7,326 restricted deferred stock units pursuant to the Issuer’s compensation program for its non-employee directors.

Except as otherwise described in this Amendment No. 10 to Schedule 13D, to the best knowledge and belief of the filing persons: (i) during the past sixty (60) days, no filing person nor anyone listed in the Schedules to this Schedule 13D has entered into any transactions involving the Common Stock; and (ii) no one listed on the Schedules to this Schedule 13D beneficially owns shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 23, 2010

UNITRIN, INC.

By: /s/ JOHN BOSCHELLI
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Name: John M. Boschelli
Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By: /s/ JOHN BOSCHELLI
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Name: John M. Boschelli
Title: Assistant Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).